                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         Authentic Specialty Foods, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05266E 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Charles H. Esserman
                              250 Montgomery Street
                             San Francisco, CA 94104
                                 (415) 398-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 7, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           TSG2 L.P. (94-3196598)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b) x

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------

  NUMBER                   7        SOLE VOTING POWER
    OF                                      -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    1,376,200
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  -0-
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            1,376,200
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,376,200
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           TSG2 Management, L.L.C. (94-3189078)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b) x

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------

  NUMBER                   7        SOLE VOTING POWER
    OF                                      -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    1,386,000
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  -0-
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            1,386,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,386,000
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Shansby Partners, L.L.C. (94-3278619)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b) x

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
--------------------------------------------------------------------------------

  NUMBER                   7        SOLE VOTING POWER
    OF                                      -0-
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    90,000
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  -0-
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            90,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         90,000
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           J. Gary Shansby
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b) x

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
--------------------------------------------------------------------------------

  NUMBER                   7        SOLE VOTING POWER
    OF                                      28,969
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    1,476,000
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  28,969
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            1,476,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,504,969
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Charles H. Esserman
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b) x

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                           OO
--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
--------------------------------------------------------------------------------

  NUMBER                   7        SOLE VOTING POWER
    OF                                      13,097
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                                    1,476,000
    BY                     -----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                                  13,097
  PERSON                   -----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                            1,476,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,489,097
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON SEPTEMBER 15, 1997, AS AMENDED BY AMENDMENT NO. 1 FILED ON OCTOBER 14, 1997 AND AS FURTHER AMENDED BY AMENDMENT NO. 2 FILED ON FEBRUARY 4, 1998. THE TEXTS OF ITEMS 2, 4, 5, 6 AND 7 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS:

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by TSG2 L.P. ("TSG2"), TSG2 Management, L.L.C. ("TSG2 Management"), Shansby Partners, L.L.C. ("Shansby Partners"), J. Gary Shansby ("Mr. Shansby") and Charles H. Esserman ("Mr. Esserman") (hereinafter, the "Reporting Persons"). Shansby Partners is a Delaware limited liability company. Its principal business is to serve as a financial advisor to the portfolio companies of The Shansby Group, TSG International and TSG2. The only members of Shansby Partners are Mr. Shansby and Mr. Esserman. Mr. Shansby's principal occupation is serving as a general partner of the general partner of The Shansby Group and as a managing member of TSG2 Management. He also serves as a director of the Issuer. Mr. Shansby is a citizen of the United States of America. Mr. Esserman's principal occupation is serving as a general partner of the general partner of The Shansby Group and as a managing member of TSG2 Management. He also serves as a director, a vice president and the secretary of the Issuer. Mr. Esserman is a citizen of the United States of America.

     TSG2, a Delaware limited partnership, is a buyout firm that specializes in the acquisition of branded consumer products companies. The general partner of TSG2 is TSG2 Management, a Delaware limited liability company. TSG2 Management's principal business is serving as the general partner of TSG2. The managing members of TSG2 Management are Mr. Shansby and Mr. Esserman.

     The principal office of TSG2, TSG2 Management, Shansby Partners, Mr. Shansby and Mr. Esserman is located at 250 Montgomery Street, Suite 1100, San Francisco, CA 94104.

     During the past five years, none of TSG2 Management, Shansby Partners, TSG2, Mr. Esserman or Mr. Shansby have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of TSG2 Management, Shansby Partners, TSG2, Mr. Esserman or Mr. Shansby are currently, or during the last five years have been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 4.  PURPOSE OF TRANSACTION

     Merger Agreement. On May 7, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Agrobios, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent") and a subsidiary of Desc, S.A. de C.V., and Authentic Acquisition Corporation, a Texas corporation and wholly-owned subsidiary of Agrobios ("Purchaser"). Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement. Under the terms of the Merger Agreement, on May 14, 1998, Purchaser commenced a cash tender offer (the "Tender Offer") for all of the outstanding shares of common stock of the Issuer (the "Shares") for $17.00 per share in cash. As soon as practicable following the completion of the Tender Offer, the parties to the Merger Agreement will consummate a second-step merger in which Purchaser will be merged with and into the Issuer (the "Merger"), and the Issuer will survive the Merger as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time of the Merger"), each Share then outstanding (other than Shares held by (i) Parent or any subsidiary of Parent, including the Purchaser, and (ii) the Issuer or any subsidiary of the Issuer) will be converted into the right to receive $17.00 in cash or any higher price per Share paid in the Tender Offer (the "Merger Consideration"), without interest. Consummation of the Merger requires the vote of 66 2/3% of the issued and outstanding Shares for the approval thereof, and the Tender Offer is conditioned upon, among other things, the tender to Purchaser of at least 66 2/3% of the Fully Diluted Shares.

     The Merger Agreement provides that effective upon the acceptance for payment and payment by Purchaser of Shares pursuant to the Tender Offer such that Parent or Purchaser shall own at least two-thirds of the Fully Diluted Shares, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Purchaser (including Shares accepted for payment and paid for) bears to the total number of Fully Diluted Shares, and the Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Company Board, including, without limitation, increasing the number of directors (to the extent permitted under Article 2.34C of the Texas Business Corporation Act), and seeking and accepting resignations of incumbent directors. At such time, the Company will use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represented on the Company Board of (x) each committee of the Company Board (other than any committee established to take action under the Merger Agreement), (y) each board of directors of each subsidiary of the Company and
(z) each committee of each such board.

     The Merger Agreement also provides that, as soon as practicable following the date of the Merger Agreement, the Company Board shall take all action to cause each outstanding Warrant (each a "Warrant" and collectively "Warrants") governed by the Warrant Agreements to be, at the Effective Time of the Merger, automatically (without any further action of the Company or the holders thereof) canceled in exchange for the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Warrant, multiplied by
(ii) the excess of the Merger Consideration over the exercise price per Share subject to such Warrant. If certain consents to have such Warrants accelerated and cashed out pursuant to the terms above are not obtained, the Company has agreed to redeem such Warrants in accordance with the terms of the Warrants.

     The consummation of the transactions contemplated by the Merger Agreement is subject to certain conditions. The foregoing summary of the Merger Agreement and the Tender Offer is qualified in its entirety by the terms of the Merger Agreement, which is incorporated herein by reference to Exhibit 4.

     Agreement to Tender. In connection with the Merger Agreement, the Reporting Persons and the Company entered into a letter agreement dated as of May 7, 1998 (the "Agreement to Tender"). Capitalized terms used but not defined herein shall have the meaning given to them in the Agreement to Tender. Pursuant to the Agreement to Tender, each of the Reporting Persons has agreed (w) to tender in connection with the Tender Offer all Shares beneficially owned by such Reporting Person and not to withdraw such Shares unless the Merger Agreement has been terminated in accordance with its terms, (x) not to exercise any Warrants held by such Reporting Persons unless the Merger Agreement has been terminated, (y) that at the Effective Time of the Merger the Warrants held by the Reporting Persons will automatically be cancelled in exchange for the right to receive a cash amount equal to the product of (1) the total number of Shares subject to such Warrants, multiplied by (2) the excess of the Merger Consideration over the exercise price per Share subject to such Warrants and (z) to cancel the Advisory Agreement (as hereinafter defined) effective upon, and subject to, the consummation of the Tender Offer and the payment of a cancellation fee by the Company to Shansby Partners of $1,400,000.

     The Agreement to Tender automatically terminates if the Merger Agreement is terminated in accordance with its terms. The foregoing summary of the Agreement to Tender is qualified in its entirety by reference to the Agreement to Tender, which is incorporated herein by reference to Exhibit 5.

     The Reporting Persons acquired their shares of Common Stock for investment purposes. If the transactions contemplated by the Merger Agreement are not consummated, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their current investment in the Common Stock of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     There were 8,027,126 shares of Common Stock issued and outstanding as of May 7, 1998. TSG2 beneficially owns 1,376,200 shares of Common Stock, which represents 17.1% of the total issued and outstanding shares of Common Stock as of May 6, 1998. TSG2 Management is deemed to beneficially own 1,386,000 shares of Common Stock, which represents 17.3% of the total issued and outstanding shares of Common Stock as of May 6, 1998. Mr. Shansby is deemed to beneficially own 1,504,969 shares of Common Stock, which represents 18.5% of the total issued and outstanding shares of Common Stock as of May 6, 1998. Mr. Esserman is deemed to beneficially own 1,489,097 shares of Common Stock, which represents 18.3% of the total issued and outstanding shares of Common Stock as of May 6, 1998. Shansby Partners is deemed to beneficially own 90,000 shares of Common Stock, which represents 1.1% of the total issued and outstanding shares of Common Stock as of May 6, 1998. These 90,000 shares are represented by certain warrants that have been issued to Shansby Partners by the Issuer, as described below.

     Shansby Partners entered into an advisory agreement effective as of August 15, 1997 (the "Advisory Agreement") with the Company to provide financial advisory services to the Company, and receives cash compensation and warrants to purchase shares of the Common Stock in connection therewith. Upon consummation of the Initial Public Offering, Shansby Partners received a five-year warrant to acquire 350,000 shares of Common Stock at an exercise price of $8.00 per share, subject to customary adjustments (the "IPO Warrant"). The IPO Warrant may not be exercised until September 3, 1998 and expires on September 3, 2002. In connection with the Issuer's acquisition of La Monita Mexican Food Products, Inc. on September 30, 1997, Shansby Partners received a five-year warrant to acquire 30,000 shares of Common Stock at an exercise price of $10.5875 per share, subject to customary adjustments (the "La Monita Warrant"). The La Monita Warrant is exercisable at any time on or prior to September 30, 2002. In connection with the Issuer's acquisition of Sauces Unlimited, Inc. on October 29, 1997, Shansby Partners received a five-year warrant to acquire 30,000 shares of Common Stock at an exercise price of $10.45 per share, subject to customary adjustments (the "Sauces Warrant"). The Sauces Warrant is exercisable at any time on or prior to October 29, 2002. In connection with the Issuer's acquisition of The Tortilla King, Inc. on January 9, 1998, Shansby Partners received a five-year warrant to acquire 30,000 shares of Common Stock at an exercise price of $12.5125 per share, subject to customary adjustments (the "Tortilla King Warrant"). The Tortilla King Warrant is exercisable at any time on or prior to January 9, 2003. Generally, except as described above, the IPO Warrant, the La Monita Warrant, the Sauces Warrant and the Tortilla King Warrant are substantially identical. The warrant agreement relating to the IPO Warrant is incorporated herein by reference to Exhibit 5.

     As described in Item 4 above, which is incorporated by reference herein, the Advisory Agreement will be canceled effective upon, and subject to, the consummation of the Tender Offer and the payment of a cancellation fee by the Company to the Reporting Persons of $1,400,000. Also as described in Item 4, which is incorporated by reference herein, each outstanding Warrant described above, at the Effective Time of the Merger, will automatically (without any further action of the Company or the holders thereof) be canceled in exchange for the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Warrant, multiplied by (ii) the excess of the Merger Consideration over the exercise price per Share subject to such Warrant.

     Except as described below, TSG2 Management has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock it owns. TSG2 shares the power to vote or direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock it owns with TSG2 Management, its general partner. As members of TSG2 Management, the general partner of TSG2, and as members of Shansby Partners, Mr. Esserman and Mr. Shansby may be deemed to have the ability to direct the voting of the shares held by TSG2, TSG2 Management and Shansby Partners and to direct the disposition of such shares.

     Except as described below, TSG2 Management is the only entity or person that has the right to receive or the power to direct the receipt of dividends from its shares of Common Stock or the right to receive or the power to direct the proceeds from the sale of its shares of Common Stock. TSG2 Management, the general partner of TSG2, has the right to receive and the power to direct the receipt of dividends from TSG2's shares of Common Stock and the right to receive and the power to direct the proceeds from the sale of TSG2's shares of Common Stock. As members of TSG2 Management, the general partner of TSG2, and as members of Shansby Partners, Mr. Esserman and Mr. Shansby may be deemed to have the ability to direct the receipt of dividends from the shares held by TSG2, TSG2 Management and Shansby Partners and to direct the proceeds from the sale of such shares.

     No transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The warrant agreement relating to the IPO Warrant, discussed in Item 5 above, is incorporated herein by reference to Exhibit 5 of Amendment No. 2 to the Schedule 13D filed on February 4, 1998.

     The Merger Agreement and the Agreement to Tender, discussed in Item 4 above, are incorporated herein by reference to Exhibits 4 and 5, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     *1.  Lock-up Agreement made as of August 15, 1997 by TSG2 L.P.

     *2.  Lock-up Agreement made as of August 15, 1997 by TSG2 Management,
          L.L.C.

     *3. Warrant Agreement between the Company and Shansby Partners, L.L.C., dated September 2, 1997.

      4. Agreement and Plan of Merger, dated as of May 7, 1998, between Agrobios, S.A. de C.V., Authentic Acquisition Corporation and Authentic Specialty Foods, Inc. (incorporated by reference to Exhibit
          99.2 of the Issuer's Current Report on Form 8-K dated May 7, 1998).

      5. Letter Agreement, dated May 7, 1998, by and among Shansby Partners, L.L.C., TSG2 L.P., TSG2 Management, L.L.C., Authentic Specialty Foods, Inc., Charles H. Esserman and J. Gary Shansby (incorporated by reference to Exhibit 99.13 to Schedule 14D-1 filed by Authentic Acquisition Corporation (Texas), Authentic Acquisition Corporation (Delaware), Agrobios, S.A. de C.V. and Desc, S.A. de C.V. with the Securities and Exchange Commission on May 14, 1998).

      6. Joint Filing Agreement, dated as of May 20, 1998, among TSG2 L.P., TSG2 Management, L.L.C., Shansby Partners, L.L.C., J. Gary Shansby and Charles H. Esserman.


---------------
*Previously filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 20, 1998            TSG2 L.P.

                                By: TSG2 Management, L.L.C., its general partner


                                By:   /s/ CHARLES H. ESSERMAN
                                     ------------------------------------------
                                     Charles H. Esserman, managing member


                                TSG2 Management, L.L.C.


                                By:   /s/ CHARLES H. ESSERMAN
                                     ------------------------------------------
                                     Charles H. Esserman, managing member


                                Shansby Partners, L.L.C.


                                By:   /s/ CHARLES H. ESSERMAN
                                     ------------------------------------------
                                     Charles H. Esserman, managing member


                                /s/ J. GARY SHANSBY
                                -----------------------------------------------
                                J. Gary Shansby


                                /s/ CHARLES H. ESSERMAN
                                -----------------------------------------------
                                Charles H. Esserman


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                               CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

                                  EXHIBIT INDEX




    Exhibit
    -------
    *1.   Lock-up Agreement made as of August 15, 1997 by TSG2 L.P.

    *2.   Lock-up Agreement made as of August 15, 1997 by TSG2 Management,
          L.L.C.

    *3. Warrant Agreement between the Company and Shansby Partners, L.L.C., dated September 2, 1997.

     4.   Agreement and Plan of Merger, dated as of May 7, 1998, between
          Agrobios, S.A. de C.V., Authentic Acquisition Corporation and
          Authentic Specialty Foods, Inc. (incorporated by reference to Exhibit
          99.2 of the Issuer's Current Report on Form 8-K dated May 7, 1998).

     5.   Letter Agreement, dated May 7, 1998, by and among Shansby Partners,
          L.L.C., TSG2 L.P., TSG2 Management, L.L.C., Authentic Specialty Foods,
          Inc., Charles H. Esserman and J. Gary Shansby (incorporated by reference to Exhibit 99.13 to Schedule 14D-1 filed by Authentic
          Acquisition Corporation (Texas), Authentic Acquisition Corporation
          (Delaware), Agrobios, S.A. de C.V. and Desc, S.A. de C.V. with the
          Securities and Exchange Commission on May 14, 1998).

     6.   Joint Filing Agreement, dated as of May 20, 1998, among TSG2 L.P.,
          TSG2 Management, L.L.C., Shansby Partners, L.L.C., J. Gary Shansby and
          Charles H. Esserman.



-------------------
*Previously filed.